Exhibit 12. Statement Re: Computation of Ratios

                                                  Year ended                                   Six months ended
                                    -----------------------------------------------              September 30,
                                     1995      1994      1993       1992      1991                     1995
                                    ------    ------    ------     ------    ------            ----------------
Pretax earnings from operations      93.5      66.5      49.2       25.7      (3.5)                  87.9
Plus: Interest expense               67.8      68.9      68.0       76.2      80.8                   35.6
  Preferred stock dividends          13.0       4.8       --         --        --                     6.5
  Amortization of debt expense
    and discounts                      .8       1.1       1.6        1.5        .9                     .4
  A portion of rental expense
    (1/3)                            22.2      28.1      39.7       41.3      38.4                   11.3
                                    -----     -----     -----      -----     -----                  -----
    Subtotal (A)                    197.3     169.4     158.5      144.7     116.6                  141.7
                                    -----     -----     -----      -----     -----                  -----

Divided by:

Fixed charges:
  Interest expense                   67.8      68.9      68.0       76.2      80.8                   35.6
  Preferred stock dividends          13.0       4.8       --         --        --                     6.5
  A portion of rental expense (1/3)  22.2      28.1      39.7       41.3      38.4                   11.3
  Interest capitalized during the
    period                            1.7        .6        .2         .2        .7                     .6
  Amortization of debt expense
    and discounts                      .8       1.1       1.6        1.5        .9                     .4
                                    -----     -----     -----      -----     -----                  -----
    Subtotal (B)                    105.5     103.5     109.5      119.2     120.8                   54.4
                                    -----     -----     -----      -----     -----                  -----
    Ratio of earnings to fixed
      charges (A)(B)                 1.87      1.64      1.45       1.21       -(1)                  2.60
                                    =====     =====     =====      =====     =====                  =====

The Company believes that one-third of the Company's annual rental expense is a reasonable approximation of the interest factor of such rentals.

(1) For the year ended March 31, 1991, pretax earnings were not sufficient to cover fixed charges by an amount of $4.2 million.

(2) The ratio for the six months ended September 30, 1995 may not be indicative of the ratio to be expected for fiscal 1996 because, among other reasons, the Company's U-Haul business is seasonal, with substantially all of its earnings being generated in the first and second quarters of each fiscal year.